SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE RODNEY SQUARE P.O. BOX 636 WILMINGTON, DELAWARE 19899-0636 TEL: (302) 651-3000 FAX: (302) 651-3001 www.skadden.com December 22, 2014

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Via EDGAR

Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Communications Sales & Leasing, Inc.

Form 10

Filed October 24, 2014

File No. 001-36708

Dear Mr. Kluck:

On behalf of Communications Sales & Leasing, Inc. (the “Company” or “CS&L”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated November 24, 2014 (the “Comment Letter”), relating to the Company’s registration statement on Form 10 (File No. 001-36708) that was filed on October 24, 2014 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement, including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement. The Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein, including financial statements and related information as of and for the nine months ended September 30, 2014. We have supplementally provided a marked copy of the Registration Statement and the Information Statement against the October 24, 2014 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the Information Statement.

Note that Windstream Holdings, Inc. expects to hold a special meeting of its stockholders on February 20, 2015, at which meeting stockholders would vote on a proposal to amend the certificate of incorporation of Windstream Corporation to eliminate a provision therein that would otherwise require a unanimous vote of Windstream Holdings’ stockholders in order for Windstream Corporation to convert into a limited liability company. A preliminary proxy statement for the meeting was filed with the Commission on December 19, 2014. CS&L does not intend to make the Registration Statement effective until after Windstream Holdings’ stockholders have voted on the proposal to amend the certificate of incorporation of Windstream Corporation.

Tom Kluck

Securities and Exchange Commission

December 22, 2014

General

1.	Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as possible.

Response: The Company respectfully acknowledges the Staff’s comment and to the extent that information is required by Form 10 and not yet provided in the Registration Statement, the Company will provide all such information, including filing the required exhibits and completing all blanks in the Information Statement in subsequent amendments to the Registration Statement when the information is known and/or factually supportable.

2.	We note your disclosure on page 3 of Exhibit 99.1 and elsewhere that you anticipate entering into a revolving credit facility in the amount of $3.5 billion. We also note your disclosure on page 26 and elsewhere that you anticipate entering into a revolving credit facility in the amount of $500 million. Please update your disclosure regarding these credit facilities, including the status of any credit agreements as well as the material terms, as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the description of borrowing activities in the Information Statement to more clearly explain the Company’s expectation that it will borrow $3.65 billion in long-term debt (consisting of a combination of notes and term loans) and separately enter into a $500 million revolving credit facility.

Additionally, the Company intends to update the disclosure in the Information Statement regarding the credit facilities, including the status of any credit agreements as well as the material terms, when such information is available.

3.	We note that following the Spin-Off, you intend to elect to be taxed as, and to operate in a manner that will allow you to qualify as a REIT for federal income tax purposes commencing with your taxable year ending December 31, 2015. We also note your disclosure that Skadden, Arps, Slate, Meagher & Flom will provide an opinion to you with respect to your qualification to be taxed as a REIT in connection with the Spin-Off. Please tell us whether you have received this tax opinion from Skadden, Arps, Slate, Meagher & Flom.

Response: The Company has not yet received the tax opinion from Skadden, Arps, Slate, Meagher & Flom. The separation and distribution agreement that will be entered into with respect to the Spin-Off will require an opinion of counsel as a condition to the Spin-Off. Accordingly, we expect to receive the tax opinion from Skadden, Arps, Slate, Meagher &

Tom Kluck

Securities and Exchange Commission

December 22, 2014

Flom prior to the Spin-Off. Since such an opinion of counsel is not required to be filed as an exhibit to a registration statement on Form 10, we do not intend to file the tax opinion from Skadden, Arps, Slate, Meagher & Flom with the Commission as an exhibit to the Registration Statement.

4.	Please provide support for your planned 2015 annual dividend that cash flows from operations, based upon rental income of your assets to Windstream, will be sufficient to cover your planned dividend.

Response: The disclosure under the heading “Dividend Policy” in the Information Statement has been revised to reflect that the Company’s pro forma financial results anticipate that it will receive initial estimated annual rental payments of $650 million and generate annual operating income before taxes of $140 million. After adjusting for non-cash depreciation and amortization cotsts of $331.8 million, the Company anticipates that it would have sufficient funds to support its projected quarterly dividend.

Summary, page 1

Our Relationship with Windstream, page 3

5.	We note your disclosure that Windstream will continue to own certain distribution systems. Please briefly explain why Windstream will retain these properties.

Response: Windstream has selected assets for inclusion in the Spin-Off which it believes provide CS&L with sufficient scale and geographic diversity to meet the business purposes for the Spin-Off described on page 3 of the Information Statement. The disclosure in the Information Statement has been revised to reflect the foregoing.

Risk Factors, page 17

Risks Related to our Business, page 24

6.	Please add risk factor disclosure, if true, that there is no limit on the amount of leverage you may incur and that you will be able to change your investment objectives without shareholder approval.

Response: The disclosure in the Information Statement has been revised as requested.

Cautionary Statement Regarding Forward-Looking Statements, page 32

7.	We note your disclaimer as to forward-looking statements and your reference to the Private Securities Litigation Reform Act of 1995. Please note that you are not eligible for the safe harbor for forward-looking statements available under the PSLRA because you are not currently a U.S. reporting company. Please revise your disclosure as appropriate or advise.

Tom Kluck

Securities and Exchange Commission

December 22, 2014

Response: The disclosure in the Information Statement has been revised to remove reference to the Private Securities Litigation Reform Act of 1995.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Components of Our Revenues and Expenses Following the Spin-Off, page 60

Revenues, page 60

8.	We note your disclosure on page 61 that you currently anticipate the annual revenues from the Master Lease will be approximately $650 million during the first three years of the Master Lease. Please disclose in greater detail the amount of this revenue that is contributable from rental revenue and other sources of revenue, as applicable.

Response: All of the estimated $650 million in annual revenues under the Master Lease during the first three years are expected to be rental revenues. We have updated the disclosure in the Information Statement to reflect this expectation.

Business and Properties, page 70

9.	We note your disclosure on page 70 that you will be a self-administered REIT. However, on page 74 you state that your operating partnership will be managed by “GP LLC, which is the sole general partner of the operating partnership, and accordingly will control management and decisions of the Operating Partnership.” Please revise as appropriate to reconcile this disclosure or advise.

Response: As disclosed on page 6 of the Information Statement, GP LLC will be wholly-owned by CSL Capital, LLC, which in turn will be wholly-owned by the Company. Accordingly, GP LLC will be an indirect wholly-owned subsidiary of the Company. The disclosure in the Information Statement has been revised to clarify that GP LLC will be an indirect wholly-owned subsidiary of the Company.

Properties Summary, page 70

10.	Please describe the nature of the registrant’s or subsidiary’s title or interest in such properties and/or assets, including all property rights associated with the fiber and copper assets.

Response: The disclosure in the Information Statement has been updated to include a description of the nature of the registrant’s or subsidiary’s title or interest in such properties and/or assets, including all property rights associated with the fiber and copper assets.

Tom Kluck

Securities and Exchange Commission

December 22, 2014

Investment and Financing Policies, page 74

11.	Please disclose the geographic area in which the registrant and its subsidiaries may invest in other distribution centers or other real property assets. Please also describe in greater detail these “other real property assets.”

Response: The disclosure in the Information Statement has been revised to clarify that the Master Lease contains certain non-compete provisions that limit the Company’s ability to construct distribution system assets in territories where Windstream is an incumbent local exchange carrier and that the Company must also satisfy certain tests relating to the nature of its assets in order to qualify as a REIT. Otherwise, the Company is not subject to any limitations on either the type of real properties in which it may invest or the geographic location of such properties. However, the Company’s initial strategy is to focus on distribution system assets in the United States and in territories that are governed by US law.

12.	Please describe the types of interests in real estate in which the registrant and its subsidiaries may invest.

Response: Reference is hereby made to the revisions made to the disclosure in the Information Statement in response to the preceding Comment 11.

Management, page 78

13.	Please describe the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response: The disclosure in the Information Statement has been revised as requested.

Our Relationship with Windstream Following the Spin-Off, page 85

Rental Amounts and Escalators, page 87

14.	Please describe in detail here or elsewhere how the rental revenue will be determined.

Response: The disclosure in the Information Statement has been revised to describe in detail how rental revenue will be determined.

Tom Kluck

Securities and Exchange Commission

December 22, 2014

New Opportunities, page 90

15.	We note the limitations described in this section. When discussing your competitive advantage and business strategy regarding expansion opportunities on pages 71-73, please discuss any related material limitations. Also, please include any related risk factors in the risk factor section.

Response: The disclosure in the Information Statement has been revised as requested.

In accordance with your request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (302) 651-3090.

Sincerely,

/s/ Robert B. Pincus
Robert B. Pincus

cc:	Anthony W. Thomas, President and Chief Executive Officer

Windstream Holdings, Inc.